UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment of CEO Employment Agreement

On March 31, 2023, Bit Brother Limited (the “Company”) and Mr. Xianlong Wu, the Chief Executive Officer of the Company, entered into an amendment to the employment agreement of Mr. Wu to modify the annual salary of Mr. Wu to $500,000 in cash and a share compensation equal to either (i) $1,500,000, payable in Class B Ordinary Shares, no par value, of the Company (“Class B Ordinary Shares”) at market value when the price of the Company’s Class A Ordinary Shares, no par value (“Class A Ordinary Shares”), is trading below $1.00 per share; or (ii) 1,500,000 Class B Ordinary Shares of the Company when the price per share of the Company’s Class A Ordinary Shares is trading at or above $1.00 per share (the “Amendment”). The Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Amendment No. 2 to the Employment Agreement by and between the Company and Xianlong Wu, dated March 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2023

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman